[Letterhead of Sutherland Asbill & Brennan LLP]

August 3, 2016

VIA EDGAR

James E. O’Connor, Esq.

Kathy Churko

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TriplePoint Venture Growth BDC Corp.
Post-Effective Amendment No. 2 to the Registration Statement on
Form N-2 Filed on May 27, 2016 (File No. 333-204933)

Dear Mr. O’Connor and Ms. Churko:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 29, 2016 and July 6, 2016 with respect to Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-204933), filed with the Commission on May 27, 2016 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please acknowledge that the Company will file as an exhibit to the Registration Statement a consent of its independent registered public accounting firm that is dated within 30 days of effectiveness of the Registration Statement.

Response: The Company acknowledges the Staff’s comment.

2.	Comment: Please confirm that the financial statement information for all of the Company’s wholly-owned subsidiaries is consolidated in the Company’s financial statements.

Response: The Company confirms that the financial statement information for all of the Company’s wholly-owned subsidiaries is consolidated in the Company’s financial statements.

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

3.	Comment: Please explain to the Staff why the calculation of the incentive fees payable disclosed in the Fees and Expenses table is based on the three months ended March 31, 2016 and not on a twelve month period.

Response: The Company advises the Staff on a supplemental basis that for purposes of calculating and disclosing in the Fees and Expenses table the expected incentive fees payable for the next year, it is common practice among business development companies to use the incentive fees that were paid for the most recent period for which financial statements are included in the Prospectus, regardless of whether such period is three months, six months, nine months or a year, and to assume that the annual incentive fees expected to be payable for the next year remain consistent with the incentive fees that were paid for such period.

4.	Comment: Please confirm to the Staff that the calculations in the examples in the “Fees and Expenses” section of the Prospectus are accurate. Please also provide to the Staff the spreadsheet that the Company used to calculate these examples.

Response: The Company believes that the calculations in the examples in the “Fees and Expenses” section of the Prospectus are accurate. In order to facilitate the Staff’s review of the inputs and outputs of these examples, we have provided to the Staff the spreadsheet that the Company used to calculate these examples.

5.	Comment: Please inform the Staff if the Company did not comply with the requirements of Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), during, and at the end of, the three months ended March 31, 2016 and the year ended December 31, 2015.

Response: The Company confirms to the Staff that it was in compliance with the requirements of Section 55(a) of the 1940 Act during, and at the end of, the three months ended March 31, 2016 and the year ended December 31, 2015.

6.	Comment: Going-forward, please specifically identify the nature of the Company’s distributions (i.e., from income, capital gains or return of capital) in the Consolidated Statements of Changes in Net Assets. In addition, please confirm that the Company distributed to its stockholders in connection with dividend payments for the fiscal year ended December 31, 2015 the notice required by Section 19(a) of the 1940 Act.

Response: The Company advises the Staff that it has elected to determine whether it is required to send a notice to its stockholders in accordance with Section 19(a) of the 1940 Act on a tax basis and not on a book basis. Such determination is made at the end of the applicable fiscal/tax year and the tax characteristics of any distributions paid in such year (including whether any portion of such distributions constitute a tax return of capital) are reflected in the Form 1099-DIVs that it sends to its stockholders at the

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

beginning of the following fiscal/tax year. Because the characteristics of the Company’s distributions are only known after the end of the applicable fiscal/tax year, going-forward, the Company will specifically identify the characteristics of its distributions in the Consolidated Statement of Changes in Net Assets in its annual reports on Form 10-K, beginning with its annual report on Form 10-K for the year ending December 31, 2016.

7.	Comment: The Staff refers to the “Commitments” note to the Company’s Consolidated Financial Statements. Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

Response: The Company represents to the Staff on a supplemental basis that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy all of its unfunded investment commitments. The Company believes it has adequate liquidity in the form of current and projected cash and cash equivalents carrying balances, anticipated cash flows and pre-payments from its portfolio investments, assets available for sale, and borrowing capacity under its revolving credit facility to fund those unfunded investment commitments which the Company reasonably expect to be required to fund.1

8.	Comment: The Staff refers to the “Financial Highlights” note to the Company’s Consolidated Financial Statements. Going-forward, please disclose only the ratios required by Form N-2 in the Financial Highlights table and move any extraneous ratios to the footnotes to the Financial Highlights table.

Response: The Company confirms to the Staff that going forward it will disclose only the ratios required by Form N-2 in the Financial Highlights table and will disclose any extraneous ratios in the footnotes to the Financial Highlights table.

9.	Comment: Please delete the disclosure regarding “weighted average portfolio yield” that appears at the bottom of page 4 of the Prospectus and make conforming changes throughout the Prospectus. The Staff does not believe that it is appropriate to project a yield. See Rule 156(b)(2)(ii) under the 1933 Act. In addition, please disclose in this paragraph the “total investment return” calculated according to the instructions to item 4.1 of Form N-2. Please describe

[1]

The Company notes that not all of its unfunded commitments are generally utilized by its portfolio companies; certain portfolio companies may indicate their intent to not draw on the Company’s unfunded commitment to them, some of the Company’s unfunded commitments are milestone based and do not obligate the Company to fund the unfunded commitments until such required milestones are achieved, and all of the Company’s unfunded commitments include provisions whereby the Company is not obligated to fund the commitment if certain material adverse changes have occurred prior to any funding request by the portfolio companies.

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

briefly how the total investment return is calculated and that it does not reflect any sales load that may be paid by investors. Please also include in the “Summary” section of the Prospectus disclosure regarding the Company’s distributions, including the source and character of such distributions, per the instructions to Item 4.1 of Form N-2.

Response: The Company believes that the disclosure regarding “weighted average portfolio yield” in the Prospectus is not a representation about the future performance of an investment in the Company’s common stock as contemplated by Rule 156(b)(2)(ii). Rather, consistent with industry practice by most business development companies, such disclosure is intended to provide a weighted average annualized yield on the Company’s debt investments during a specific period. The Company has revised the disclosure to clarify this point but the Company does not believe that it is necessary to completely delete such disclosure, which would put the Company in a competitive disadvantage, because such disclosure does not violate Rule 156(b)(2(ii) of the 1933 Act. In response to the Staff’s comment, the Company has also added disclosure to the “Summary” section of the Prospectus regarding the “total investment return” for the three months ended March 31, 2016 and the year ended December 31, 2015 as well as the amount and character of the Company’s prior distributions. See pages 4, 5 and 14 of the Prospectus.

10.	Comment: Please disclose all of the Company’s unfunded commitments in the schedule of investments or the notes to the financial statements.

Response: The Company advises the Staff that all of its unfunded commitments are included in the “Commitments” note to the Company’s Consolidated Financial Statements.

11.	Comment: Please confirm that the Company’s financial statement presentation of its unfunded commitments conforms to the guidance in the AICPA Expert Panel Minutes – January 2006, Financial Statement Review Comments.

Response: The Company advises the Staff that the disclosure regarding the Company’s unfunded commitments in the “Commitments” section in the Company’s Consolidated Financial Statements conforms to the above-referenced guidance.

12.	Comment: The Staff refers to footnote 4 to the Fees and Expenses table. Please explain to the Staff how “average adjusted gross assets” are calculated.

Response: The Company advises the Staff that, as described in the “Management Agreements – Investment Advisory Agreement” section of the Prospectus, the base management fee is calculated based on the average value of the Company’s gross assets at the end of its two most recently completed calendar quarters. Such amount is appropriately adjusted (based on the actual number of days elapsed relative to the total

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

number of days in such calendar quarter) for any share issuances or repurchases during a calendar quarter. Base management fees for any partial month or quarter are appropriately pro-rated. The Company has added a cross reference to footnote 4 to the Fees and Expenses table to refer the reader to this disclosure in the Prospectus.

13.	Comment: The Staff refers to the disclosure at the top of page 23 of the Prospectus regarding maintaining RIC qualification. While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. The Company will not fail “to maintain our qualification as a RIC” if it does not distribute at least 90% of its annual gross “investment company taxable income.” Please correct the disclosure.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 23, 24, 25 and 106 of the Prospectus.

14.	Comment: The Staff refers to the risk disclosure on page 23 of the Prospectus regarding payment-in-kind (“PIK”) interest payments and/or original issue discount (“OID”). To the extent applicable, please add disclosure to describe the following risks:

•

Interest rates payable on original issue discount instruments, including payment-in kind, or PIK, loans, are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans;

•

Original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral;

•

An election to defer PIK interest payments by adding them to the principal of such instruments increases the Company’s gross assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases the investment adviser’s future income incentive fees at a compounding rate;

•

Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities;

•	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

•	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

•	Original issue discount creates the risk of non-refundable cash payments to the investment adviser based on non-cash accruals that may never be realized.

•

For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, a distribution of original issue discount income may come from the cash invested by investors; and

•

The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Company’s investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Company has added the applicable portions of the above-referenced risk disclosure in response to the Staff’s comment. See pages 24 and 25 of the Prospectus.

15.	Comment: The Staff refers to the disclosure on page 24 of the Prospectus regarding the ability to sell warrants, options or rights to acquire common stock. The Staff notes that shareholder approval is not required for the Company to issue short-term warrants, options or rights to acquire shares below net asset value under Section 18(d) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company acknowledges the Staff’s comment and advises the Staff that the above-referenced disclosure contemplates the issuance of warrants, options or rights to acquire shares below net asset value that would expire more than 120 days from issuance. The Company has clarified the disclosure accordingly. See page 25 of the Prospectus.

16.	Comment: The Staff refers to the disclosure on page 27 of the Prospectus regarding independent service providers retained to review the valuation of portfolio investments. Please clarify the nature of the expertise of the “independent service providers.” Please inform the staff whether the Board will review and approve in advance the valuation methodology of any service providers that it uses and whether the Board will regularly review the historical accuracy of such methodologies. See Release No. IC-26299: “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003). Please disclose whether the Company consults with an independent valuation firm in valuing all of its securities classified as “Level 3.” Please disclose how frequently and in what circumstances the Company consults with an independent valuation firm about its Level 3 assets.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 29 of the Prospectus. The Company also hereby

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

confirms that the Board regularly meets with the Company’s independent third-party valuation firms. Specifically, the Board receives reports from such independent third-party valuation firms on the valuation methodologies that they employ, and is made aware of the valuation firm’s practices and general standing in the industry.

17.	Comment: The Staff refers to the disclosure on page 28 of the Prospectus regarding the Company’s status as an emerging growth company. Please clarify that the Company has and will continue to take advantage of the reduced compliance and disclosure provisions for so long as it is an emerging growth company.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 29 of the Prospectus.

18.	Comment: The Staff refers to the disclosure on page 28 of the Prospectus regarding the Company’s compliance with Section 404 of the Sarbanes-Oxley Act. Please clarify that the Company does not comply with Section 404 of the Sarbanes-Oxley Act.

Response: The Company advises the Staff that the Company does currently comply with Section 404 of the Sarbanes-Oxley Act other than with the auditor attestation requirements of such section. The Company believes that its current disclosure already addresses this and no further clarifications are necessary.

19.	Comment: Please advise the Staff whether the investment adviser’s internal conflict of interest and allocation policies described on page 32 of the Prospectus are written.

Response: The Company confirms to the Staff that its investment adviser’s internal conflict of interest and allocation policies are written.

20.	Comment: The Staff refers to the following sentence on page 32 of the Prospectus: “These rights, if exercised, could have a detrimental impact on the value of the investment made by TPC or its affiliates in the issuer, and as a result our Adviser may be inhibited in taking such action, even if it is in the best interests of our stockholders.” Please clarify the meaning of the term “inhibited.” Does this statement mean that the adviser will not exercise the Company’s rights where the adviser believes TPC would be disadvantaged even if it would be to the Company’s advantage to do so?

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 34 of the Prospectus.

21.	Comment: The Staff refers to the disclosure on page 34 of the Prospectus

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

regarding the Company’s Administration Agreement. In the appropriate section of the Prospectus, please describe the process that the Board undertakes in connection with its annual review and ratification of the Administration Agreement and the compensation paid to the Administrator thereunder and clarify that the Board’s role is to make sure that the provisions of the Administration Agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under the Administration Agreement are reasonable in light of the services provided. The disclosure should also indicate that the Board (i) reviews the methodology employed in determining how the expenses are allocated to the Company and the proposed allocation of administrative expenses among the Company and the affiliates of its investment adviser; (ii) assesses the reasonableness of such reimbursements for expenses allocated to the Company based on the breadth, depth and quality of such services; (iii) considers the possibility of obtaining such services from a third-party and whether any single third-party service provider would be capable of providing all such services at comparable cost and quality; and (iv) compares the total amount paid to the Administrator for such services as a percentage of the Company’s net assets to the same ratio as reported by other comparable business development companies.

Response: The Company has added the above-referenced disclosure in response to the Staff’s comment. See page 129 of the Prospectus.

22.	Comment: The Staff refers to the disclosure on page 46 of the Prospectus regarding the potential for the Company to repurchase shares of its common stock at a price above net asset value. Please explain why the Company would repurchase shares above net asset value.

Response: The Company advises the Staff that after further consideration it has determined to delete the above-referenced risk disclosure from the Prospectus.

23.	Comment: The Staff refers to the disclosure on page 52 of the Prospectus regarding the Company’s federal income tax obligations. Please disclose whether the Company will also, or alternatively, retain spillover income subject to the 4% excise tax.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 53 and 142 of the Prospectus.

24.	Comment: The Staff refers to the disclosure on pages 54-55 of the Prospectus regarding the Company’s credit facility. Please revise the disclosure to explain the meaning of: “the commercial paper rate for certain specified lenders and 30-day LIBOR for other lenders.”

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 56, 76 and 83 of the Prospectus.

25.	Comment: The Staff refers to the following sentence on page 74 of the Prospectus: “Generally, a RIC is not subject to U.S. federal income taxes on the income and gains if it distributes to shareholders at least 90% of its net ordinary income and net short-term capital gains in excess of its net long-term capital losses, if any, that it distributes to shareholders.” Please revise it to read as follows: “Generally, a RIC is not subject to U.S. federal income taxes on the income and gains it distributes to shareholders if it distributes at least 90% of its net ordinary income and net short-term capital gains in excess of its net long-term capital losses, if any.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 75 of the Prospectus.

26.	Comment: The Staff refers to the disclosure on page 78 of the Prospectus regarding the Company’s Code of Ethics. If the Company has a principal underwriter, please disclose whether the Company’s principal underwriter has adopted a code of ethics. See Item 18.15 of Form N-2. Please disclose how investors may access these Codes of Ethics. Specifically, the Codes of Ethics of the Company and its investment adviser can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

Response: The Company advises the Staff that the Company does not have a principal underwriter, as such term is defined in Section 2(a)(29) of the 1940 Act. The Company also advises the Staff that the above-referenced disclosure regarding how investors may access the Codes of Ethics is already provided on pages 175 and 176 of the Prospectus.

27.	Comment: Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

James E. O’Connor, Esq.

Kathy Churko

August 3, 2016

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff’s comment.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, Steven B. Boehm at (202) 383-0176 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	James Labe / TriplePoint Venture Growth BDC Corp.

Sajal Srivastava / TriplePoint Venture Growth BDC Corp.

Harold Zagunis / TriplePoint Venture Growth BDC Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP

Vlad M. Bulkin / Sutherland Asbill & Brennan LLP